Exhibit 99.1

Consolidated financial statements of

Kimber Resources Inc.

June 30, 2013
(Stated in Canadian dollars)

Kimber Resources Inc.
June 30, 2013

Table of contents

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Kimber Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable, relevant and accurate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2013. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control-Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The Audit committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Board has approved the consolidated financial statements of the Company.

The consolidated financial statements have been audited by Deloitte LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards.

Signed “Gordon Cummings”	Signed “Lyn B. Davies”
President and Chief Executive Officer	Chief Financial Officer

September 25, 2013	September 25, 2013

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of Kimber Resources Inc.

We have audited the accompanying consolidated financial statements of Kimber Resources Inc. which comprise the consolidated statements of financial position as at June 30, 2013 and June 30, 2012, and the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kimber Resources Inc. as at June 30, 2013 and June 30, 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Kimber Resources Inc. has incurred cumulative losses since inception, and a net loss of $47,892,658 for the year ended June 30, 2013. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
September 25, 2013

Kimber Resources Inc.
Consolidated statements of financial position
as at June 30, 2013 and June 30, 2012
(Stated in Canadian dollars)

		June 30,	June 30,
	Note	2013	2012
		$	$

Assets
Current assets
Cash		897,112	1,546,363
Trade and other receivables	5	305,383	1,417,756
Prepaid expenses		112,621	279,229
Total current assets		1,315,116	3,243,348

Equipment	6	532,578	598,354
Mineral interests	7	18,000,000	58,966,941
Total assets		19,847,694	62,808,643

Liabilities
Current liabilities
Trade and other payables		340,113	822,827
Short term loan	8	4,667,247	-
Total current liabilities		5,007,360	822,827

Shareholders' equity
Share capital	9(a)	82,685,232	82,235,232
Share option reserve	9 (b)(c)	5,370,161	5,072,985
Warrant reserve	9 (d)	1,270,474	1,270,474
Deficit		(74,485,533)	(26,592,875)
Total equity		14,840,334	61,985,816
Total liabilities and equity		19,847,694	62,808,643

Description of business and going concern (Note 1)
Commitments for expenditures (Note 14)
Subsequent events (Note 16)

Approved on behalf of the Board of Directors

Signed "Gordon Cummings"
Gordon Cummings, Director

Signed "Keith Barron"
Keith Barron, Director

Kimber Resources Inc.
Consolidated statements of net loss and comprehensive loss
years ended June 30, 2013 and June 30, 2012
(Stated in Canadian dollars)

		2013	2012
		$	$

Expenses
Salaries and benefits		1,202,307	1,859,744
Legal, consulting and audit		529,956	581,043
Office, insurance and miscellaneous		317,810	269,514
Rent		223,313	231,612
Investor relations		109,319	211,251
Transfer and filing fees		153,851	125,665
Other expense		-	122,942
General exploration		139,650	98,355
Foreign exchange (gain) loss		(18,818)	78,232
Travel and accommodation		41,165	62,513
Amortization of equipment		24,311	22,307
Impairment of mineral interests (note 7)		44,440,731	-
Operating loss		47,163,595	3,663,178

Other items
Finance income		(24,494)	(63,920)
Finance expense	8	792,408	2,296
Other income		(38,851)	(34,913)
Net loss and comprehensive loss		47,892,658	3,566,641

Loss per share, basic and diluted		(0.58)	(0.04)

Weighted average number of common shares outstanding, basic and diluted		82,853,418	82,052,869

Kimber Resources Inc.
Consolidated statement of changes in equity
years ended June 30, 2013 and June 30, 2012
(Stated in Canadian dollars)

				Share
			Share capital	option	Warrant
	Note	Shares	Amount	reserve	reserve	Deficit	Total
			$	$	$	$	$

Balance at July 1, 2011		77,185,086	74,543,371	4,292,758	1,271,032	(23,026,234)	57,080,927
Net loss for the year		-	-	-	-	(3,566,641)	(3,566,641)
Shares issued on exercise of stock options		211,101	244,420	(77,306)	-	-	167,114
Shares issued on exercise of warrants		3,750	7,308	-	(558)	-	6,750
Shares issued on private placement	9(e)	5,060,000	8,096,000	-	-	-	8,096,000
Share issue costs		-	(655,867)	-	-	-	(655,867)
Share-based compensation		-	-	857,533	-	-	857,533
Balance at June 30, 2012		82,459,937	82,235,232	5,072,985	1,270,474	(26,592,875)	61,985,816
Net loss for the year		-	-	-	-	(47,892,658)	(47,892,658)
Shares issued on exercise of stock options		-	-	-	-	-	-
Shares issued on exercise of warrants		-	-	-	-	-	-
Shares issued (Sprott loan shares)	8	2,037,939	450,000	-	-	-	450,000
Share-based compensation		-	-	297,176	-	-	297,176
Balance at June 30, 2013		84,497,876	82,685,232	5,370,161	1,270,474	(74,485,533)	14,840,334

Kimber Resources Inc.
Consolidated statement of cash flows
years ended June 30, 2013 and June 30, 2012
(Stated in Canadian dollars)

	2013	2012
	$	$

Cash (used for) provided by:
Operating activities
Net loss and comprehensive loss	(47,892,658)	(3,566,641)
Items not involving cash
Amortization of equipment	24,311	22,307
Finance expense	792,408	2,296
Finance income	(24,494)	(63,920)
Unrealized foreign exchange (gain) loss	(18,818)	149,449
Share-based compensation	297,176	857,533
Impairment of mineral interests	44,440,731	-
Other expense	-	122,942
	(2,381,344)	(2,476,034)
Net changes in non-cash working capital
Trade and other receivables	27,244	22,691
Prepaid expenses	129,858	(125,563)
Trade and other payables	(118,486)	(20,241)
	(2,342,728)	(2,599,147)

Investing activities
Interest received	24,494	63,920
Purchase of equipment	(44,328)	(166,253)
Expenditures on mineral interests	(2,630,897)	(11,787,747)
	(2,650,731)	(11,890,080)

Financing activities
Interest paid	(463,782)	(2,296)
Proceeds of short term loan	5,000,000	-
Common shares issued on financing	-	8,096,000
Common shares issued upon exercise of options	-	167,114
Common shares issued upon exercise of warrants	-	6,750
Share issue costs	-	(655,867)
Loan issue costs	(201,838)	-
	4,334,380	7,611,701

Effect of exchange rates on cash and cash equivalents	9,828	22,460

Decrease in cash and cash equivalents	(659,079)	(6,877,526)
Cash, beginning of year	1,546,363	8,401,429
Cash, end of year	897,112	1,546,363

Cash and cash equivalents are comprised of Cash	897,112	1,546,363
	897,112	1,546,363

Supplemental cash flow information (Note 13)

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

1.	Description of business and going concern

Kimber Resources Inc. (“Kimber” or the “Company”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral right interests in Mexico.

The head office, principal address and registered and records office of the Company are located at Suite 220 - 800 West Pender Street, Vancouver, BC V6C 2V6.

At the date of these consolidated financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral interests does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

Although Kimber has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee Kimber’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These consolidated financial statements have been prepared on a going concern basis, which assumes Kimber will continue in operations for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. The Company is currently pursuing other financial alternatives as discussed in note 16 subsequent events.

It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Kimber has incurred losses since inception, has an accumulated deficit of $74,485,533 as of June 30, 2013 (June 30, 2012 - $26,592,875) and a net loss of $47,892,658 (2012 - $3,566,641) for the year ended June 30, 2013. These conditions raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

The consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

2.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements represent the Company’s annual consolidated financial statements prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”).

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis.

These consolidated financial statements include the accounts of Kimber, and its wholly-owned Mexican subsidiaries, Minera Monterde, S. de R.L de C.V., Minera Pericones, S.A. de C.V. and Kimber Resources de Mexico, S.A. de C.V.

(c)	Adoption of new and revised standards and interpretations

These consolidated financial statements have been prepared in accordance with IFRS effective as of June 30, 2013.

At the date of authorization of these financial statements, the IASB and IFRIC have issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

(i)

The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time. The Company is assessing the impact of these standards.

(1)	Consolidated financial statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(i)	(continued)

(2)	Joint arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(3)	Disclosure of interests in other entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(4)	Separate financial statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(5)	Investments in associates and joint ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(ii)

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The Company will apply the additional disclosure requirements in the first quarter of the 2014 fiscal year.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(ii)

Amended IAS 16, Property, Plant and Equipment (‘‘IAS 16’’) The amended IAS 16 clarify when spare parts, stand-by equipment and servicing equipment are to be classified as inventory or property, plant and equipment. This amendment is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard.

(iii)

Amended IAS 19, Employee Benefits (‘‘IAS 19’’) The amended IAS 19 consist of modification of the accounting treatment for termination benefits and the clarification of miscellaneous issues including the classification of employee benefits. This amendment is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard.

(iv)

Amended IAS 32, Financial Instruments: Presentation (‘‘IAS 32’’) The amended IAS 32 clarify the treatment of income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction. This amendment is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard.

(v)

Amended IAS 32, Financial Instruments: Presentation (‘‘IAS 32’’) The amended IAS 32 clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

  the meaning of 'currently has a legally enforceable right of set-off'
  the application of simultaneous realization and settlement the offsetting of collateral amounts
  the unit of account for applying the offsetting requirements.

This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of this standard.

(vi)

Amended IAS 36, Impairment of Assets (‘‘IAS 36’’) The amended IAS 36 reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of this standard.

(vii)

Amended IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’) The amended IAS 39 make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (“CCP”) must happen as a consequence of laws or regulations or the introduction of laws or regulations. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of this standard.

(viii)

Amended IFRS 7, Financial Instruments: Disclosure (‘‘IFRS 7’’) The IASB has amended IFRS 7 to enhance the disclosure required when offsetting financial assets and liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

2.	Basis of preparation (continued)

(c)	Adoption of new and revised standards and interpretations (continued)

(ix)

IFRS 9, Financial Instruments (‘‘IFRS 9’’) On November 12, 2009, the IASB issued IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’). IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the effective date of IFRS 9 was changed to annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

(x)

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") was issued by the IASB in October 2011 and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRIC 20 was issued to address the accounting for costs associated with waste removal in surface mining ("stripping costs"). The interpretation clarifies when production stripping should lead to the recognition of an asset and how the asset should be measured, both initially and in subsequent periods. This interpretation is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of this standard.

(xi)

IFRIC 21, Levies provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.
The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

This interpretation is effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of this standard.

3.	Summary of significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its controlled subsidiaries. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated statement of net loss and comprehensive loss from the effective date of control or up to the effective date of loss of control, as appropriate.

All intercompany transactions, balances, income and expenses are eliminated in full on consolidation.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination. Losses applicable to the non-controlling interests in excess of their interest in the subsidiary’s equity are allocated against the interests of the Company except to the extent that the non-controlling interests have a binding obligation and are able to make an additional investment to cover the losses.

(b)	Interest income

Interest income from financial assets is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(c)	Foreign currencies

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates and is the principal currency in which the funds from financing activities are generated.

Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the date of the statement of financial position.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)	Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less their estimated residual value, using the declining balance method at the following annual rates:

	Camp and equipment	10%
	Camp vehicles	25%
	Computer equipment	30%
	Computer software	100%
	Office fixtures and equipment	20%

An item of equipment is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of net loss and comprehensive loss.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for equipment and any changes arising from the assessment are applied by the Company prospectively.

(e)	Mineral interests

All acquisition costs, exploration and direct field costs are capitalized until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Management reviews its mineral interests on a periodic basis to determine if there are indicators that the carrying value of the mineral interests is impaired. Factors considered include if the period for which the entity has the right to explore the mineral interests has expired or will not be renewed, substantive expenditure on further exploration and evaluation of the mineral interests is not budgeted or planned, exploration has not led to discovery of commercially viable quantities of resources and further work is not expected, or indication that the carrying amount of the asset is unlikely to be recovered from further development or sale. If an indicator of impairment exists, management assesses the mineral interests for impairment based on the recoverable value of the mineral interests, which is based upon management’s estimate of the fair value of the mineral interests and other mineral interest transactions that have occurred in the same geographic area as that of the rights under review.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Mineral interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the years ended June 30, 2013 and 2012.

(f)	Share-based compensation

Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of equity awards, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified or the fair values not readily determinable, they are measured at fair value of the share-based compensation.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share option reserve.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(f)	Share-based compensation (continued)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially ready for its intended use. Other borrowing costs are expensed in the period incurred.

(h)	Taxation

Income tax expense represents the sum of taxes currently payable and deferred taxes. If the current and deferred taxes relates to items recognized directly in equity or in other comprehensive income, the related taxes are recognized in equity or other comprehensive income.

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are substantively enacted by the date of the statement of financial position.

Deferred income taxes

Deferred income tax is provided using the liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

  where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(h)	Taxation (continued)

Deferred income tax (continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each date of the statement of financial position and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

(i)	Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and share purchase warrants, in the weighted average number of common shares outstanding during the year, if dilutive. The calculation assumes that proceeds upon the exercise of the options and warrants are used to purchase common shares at the average market price during the period. During the years ended June 30, 2013 and 2012, all the outstanding stock options and warrants were anti-dilutive.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(j)	Valuation of warrants

Kimber allocates a value, based on relative fair value, to warrants issued as part of equity financing. Warrants issued in conjunction with equity or debt instruments are valued on relative fair value basis using the Black-Scholes option pricing model.

(k)	Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary or a significant or prolonged decline in the fair value of that investment below its cost.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(l)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(l)	Financial liabilities (continued)

At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

(m)	Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in income or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in income and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Available for sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in income or loss, is transferred from other comprehensive income to income or loss. Reversals in respect of equity instruments classified as available for sale are not recognized in income or loss.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(n)	Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

(o)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and Canadian and U.S. Government Treasury bills with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(p)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. Any increase in a provision due solely to passage of time is recognized as interest expense.

(q)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(r)	Significant accounting judgments and estimates

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to amortization of equipment, recoverability of trade and other receivables, valuation of deferred income tax amounts, impairment of mineral interests and the calculation of share-based compensation.

The most significant judgments relate to recoverability of capitalized amounts, recognition of deferred tax assets and liabilities, the determination of functional currency, the determination of the economic viability of a project and the preparation of consolidated financial statements on a going concern basis.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

	(i)	Impairment of mineral interests

Management considers both external and internal sources of information in assessing whether there are any indications that Kimber’s mineral interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which Kimber operates that are not within its control and affect the recoverable amount of its mineral interests. Internal sources of information management consider includes indications of economic performance of the asset, the Company’s future plans related to the property, and the Company’s ability to meet further commitments required to continue work on the property.

Assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. At June 30, 2013 Kimber determined that the carrying amount of mineral interests for the Monterde property may not be fully recoverable and triggered impairment testing. In September 2013 Kimber received a “Proposal to Acquire” all the shares of Kimber as disclosed in Subsequent Events, note 16. This proposal indicates a revised valuation for Kimber and effectively for Monterde, being Kimber’s principal asset, and the terms of this proposal were used to estimate the recoverable amount of the mineral interests at June 30, 2013.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(r)	Significant accounting judgments and estimates (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)

Economic recoverability and probability of future economic benefits of capitalized mineral interests.
Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, resource estimates, scoping and prefeasibility studies and existing permits and mine plans. In the event that previously capitalized mineral interest amounts are deemed not fully recoverable, an appropriate impairment charge is incurred.

(ii)

Functional Currency
The functional currency for each of Kimber’s subsidiaries is the currency of the primary economic environment in which the entity operates. Kimber has determined that the current functional currency of the consolidated entity is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and Kimber reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.	Segmented information

At June 30, 2013 the Company has one reportable operating segment, being mineral exploration.

An operating segment is defined as a component of the Company:

  that engages in business activities from which it may earn revenues and incur expenses;

  whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

  for which discrete financial information is available.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

4.	Segmented information (continued)

The Company operates in two geographical areas, being Canada, and Mexico. The following is an analysis of the Company’s assets by geographical area and reconciled to the Company’s consolidated financial statements:

	June 30,	June 30,
	2013	2012
	$	$
Assets by geographic segment, at cost
Canada
Current assets	945,252	1,774,479
Equipment	69,802	69,185
	1,015,054	1,843,664

Mexico
Current assets	369,864	1,468,869
Equipment	462,776	529,169
Mineral interests	18,000,000	58,966,941
	18,832,640	60,964,979
	19,847,694	62,808,643

5.	Trade and other receivables

Trade and other receivables are comprised primarily of IVA value added tax credits refundable from the Government of Mexico which is currently calculated as 16% of qualifying expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis and expects to continue to recover outstanding amounts. As at June 30, 2013 and 2012, IVA of $Nil has been outstanding for more than one year. Subsequent to June 30, 2013, the Company received $84,165 in IVA refunds.

At June 30, 2013, the Company has a provision of $122,942 (June 30, 2012 - $122,942) for trade and other receivables which have been outstanding for more than one year and for which there have been no receipts in the past year. This provision was recognized as other expense during the year ended June 30, 2012.

	June 30,	June 30,
	2013	2012
	$	$

IVA tax receivable	281,040	1,371,200
GST receivable	14,244	40,999
Other receivables	10,099	5,557
	305,383	1,417,756

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

6.	Equipment

					Office
	Camp and	Camp	Computer	Computer	fixtures and
	equipment	vehicles	equipment	software	equipment	Total
	$	$	$	$	$	$
Cost

At July 1, 2011	565,982	205,692	179,605	72,363	79,736	1,103,378
Additions	89,487	13,738	38,654	22,919	1,501	166,299
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	641,100	219,430	189,584	95,282	81,237	1,226,633
Additions	18,367	-	17,874	2,624	5,463	44,328
Disposals	(102,617)	(81,423)	(29,640)	(2,155)	(1,995)	(217,830)
At June 30, 2013	556,850	138,007	177,818	95,751	84,705	1,053,131

Amortization

At July 1, 2011	229,331	92,754	117,049	68,886	46,274	554,294
Amortization for the year	41,031	39,515	22,114	8,728	5,641	117,029
Disposals	(14,369)	-	(28,675)	-	-	(43,044)
At June 30, 2012	255,993	132,269	110,488	77,614	51,915	628,279
Disposals	(102,617)	(81,423)	(29,640)	(2,155)	(1,995)	(217,830)
Amortization for the year	42,595	26,076	24,045	11,968	5,420	110,104
At June 30, 2013	195,971	76,922	104,893	87,427	55,340	520,553

Net book values

At June 30, 2012	385,107	87,161	79,096	17,668	29,322	598,354
At June 30, 2013	360,879	61,085	72,925	8,324	29,365	532,578

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

7.	Mineral interests

Kimber’s mineral interests relate to mineral rights for the Monterde property located in the State of Chihuahua, Mexico.

Kimber also holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on this property have been previously written off or expensed.

During the year ended June 30, 2013 Kimber capitalized $3,473,790 of costs to mineral interests (June 30, 2012 - $10,127,813).

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 35 mineral concessions totalling 29,296 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,477,043 (US$1,129,900).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi-annual taxes.

Impairment of mineral interests

Assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. At June 30, 2013 Kimber determined that the carrying amount of mineral interests for the Monterde property may not be fully recoverable and triggered impairment testing. On 25 September 2013 Kimber entered into a support agreement for the acquisition of all the outstanding common shares of the Company (see Subsequent event Note 16 b). This agreement indicates a revised valuation for Kimber and effectively for Monterde, being Kimber’s principal asset, and the terms of this agreement were used to estimate the recoverable amount of mineral interests at June 30, 2013.

Setago Properties

The Setago Property lies approximately 24 kilometers to the west of Monterde and covers 10,069 hectares. Previous expenditures on this property have been expensed in previous periods.

Pericones Properties

The Pericones Property is located approximately 160 kilometres southwest of Mexico City and covers 11,890 hectares. Previous expenditures on this property have been expensed in previous periods. In July 2013 (see subsequent events note 16) Kimber determined that title to the mineral concessions for Pericones should be released and did not pay the concession taxes due on this property.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

7.	Mineral interests (continued)

		Expenditures		Expenditures
	June 30,	during the	June 30,	during the	June 30,
Mexico	2013	period	2012	period	2011
	$	$	$	$	$

Monterde Property
Acquisition	3,467,105	209,538	3,257,567	142,813	3,114,754

Exploration
Amortization	905,139	85,793	819,346	94,676	724,670
Assays	5,648,503	99,714	5,548,789	1,265,001	4,283,788
Drilling	19,853,580	-	19,853,580	4,680,555	15,173,025
Engineering	4,913,304	600,246	4,313,058	837,261	3,475,797
Environment study	1,913,167	217,261	1,695,906	271,534	1,424,372
Field, office	3,204,476	522,530	2,681,946	666,754	2,015,192
Geological, geophysical	9,768,045	715,508	9,052,537	906,324	8,146,213
Legal	1,019,620	70,893	948,727	94,610	854,117
Maps, reports, reproductions	1,424,747	90,510	1,334,237	105,462	1,228,775
Metallurgy	1,438,217	128,685	1,309,532	255,826	1,053,706
Road and drill site construction	2,305,233	20,620	2,284,613	99,023	2,185,590
Salaries, consulting	1,265,845	208,307	1,057,538	142,607	914,931
Scoping study	25,482	-	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301	-	65,301
Stakeholder costs	69,174	-	69,174	-	69,174
Supplies	2,921,050	221,816	2,699,234	403,335	2,295,899
Travel, accomodation	2,232,743	282,369	1,950,374	162,032	1,788,342
	58,973,626	3,264,252	55,709,374	9,985,000	45,724,374
	62,440,731	3,473,790	58,966,941	10,127,813	48,839,128
Impairment of mineral interests	(44,440,731)	(44,440,731)	-	-	-
Total mineral interests	18,000,000	(40,966,941)	58,966,941	10,127,813	48,839,128

8.	Short term loan

On July 18, 2012, Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”). The facility is at an interest rate of 12% per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which could be made thereafter. The term of the facility was one year, which could be extended for an additional six months, subject to the facility being in good standing, and on payment of an extension fee in the amount of 3%.There were transaction costs of $302,350 associated with the credit facility of which $180,000 was paid through the issuance of a share bonus payment. On September 10, 2012, 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

On January 24, 2013, Kimber drew down the remaining $2 million of the bridge loan facility with SRLP. In consideration of this drawdown Kimber was obligated to make a share bonus payment of $120,000 being 6% of the advance. On January 28, 2013, 227,250 shares were issued to SRLP in respect of the share bonus payment.

On June 28, 2013, 1,525,000 shares were issued to SRLP and its nominees in respect of the loan extension from June 30, 2013 to December 29, 2013.The shares were valued at $150,000 being 3% of the loan amount.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

8.	Short term loan (continued)

		Debt financing
	Sprott Note	costs	Total
	$	$	$
Balance July 1, 2012	-	-	-
SRLP initial loan	3,000,000	(133,376)	2,866,624
SRLP second loan	2,000,000	(74,662)	1,925,338
Initial Sprott bonus shares	-	(180,000)	(180,000)
Second loan Sprott bonus shares	-	(120,000)	(120,000)
Sprott loan extension fee in shares	-	(150,000)	(150,000)
Sub total	5,000,000	(658,038)	4,341,962
Amortization of financing costs	-	325,285	325,285
Total	5,000,000	(332,753)	4,667,247

9.	Equity and share capital

(a)	Share capital

As at June 30, 2013, the Company had 84,497,876 (June 30, 2012 – 82,459,937) common shares issued and outstanding. The Company is authorized to issue an unlimited number of common shares at no par value.

(b)	Stock option plan

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.

The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and vests in accordance with the determination of the Board of Directors, generally one third on the date of grant and an additional third at the end of each nine month period thereafter.

The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

There were 1,167,500 options issued during the year ended June 30, 2013. The weighted average fair value of the options issued during the year ended June 30, 2013 was estimated at $0.20 per option (June 30, 2012 - $0.54) at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used for the calculation were:

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

9.	Equity and share capital (continued)

(b)	Stock option plan (continued)

	Year ended	Year ended
	June 30,	June 30,
	2013	2012

Risk free interest rate	1.26%	1.09%
Expected life	2.80 years	2.80 years
Expected volatility (i)	66%	80%
Expected dividend per share	$Nil	$Nil
Forfeiture rate	5%	5%

(i)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The total share-based compensation recognized for the year ended June 30, 2013 was $297,176 (2012 - $857,533) and has been allocated to salaries and benefits.

(c)	Outstanding stock options

The following is a summary of option transactions under the Company’s stock option plan:

	Year ended June 30,		Year ended June 30,
		2013		2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Balance, beginning of period	6,221,965	$1.03	5,466,325	$1.14
Options granted	1,167,500	$0.39	1,790,000	$1.27
Options exercised	-	-	(211,101)	$0.79
Options forfeited	(1,462,950)	$0.98	(73,649)	$1.30
Options expired	(950,000)	$0.82	(749,610)	$2.40
Balance, end of period	4,976,515	$0.94	6,221,965	$1.03

The following table summarizes information about stock options outstanding and exercisable at June 30, 2013:

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

9.	Equity and share capital (continued)

(c)	Outstanding stock options (continued)

		Options outstanding		Options exercisable
		Weighted		Weighted
		average	Options	average
		remaining	outstanding	remaining
Exercise	Options	contractual	and	contractual
price	outstanding	life (years)	exercisable	life (years)
$
$0.65	920,715	0.58	920,715	0.58
$1.15	881,660	1.62	881,660	1.62
$1.38	931,140	2.61	931,140	2.61
$1.60	20,500	2.95	20,500	2.95
$1.28	75,000	3.37	50,000	3.37
$1.03	100,000	3.54	66,667	3.54
$1.19	900,000	3.62	536,667	3.62
$0.60	300,000	4.33	100,000	4.33
$0.33	797,500	4.62	265,833	4.62
$0.22	50,000	4.80	16,667	4.80
	4,976,515	2.72	3,789,849	2.26

Weighted
average
exercise
price	$0.94	$1.02

The weighted average share price at the date options were exercised during the year ended June 30, 2012 was $1.59. No options were exercised during the year ended June 30, 2013.

(d)	Warrants

The continuity of warrants for the years ended June 30, 2013 and 2012 is as follows:

		Weighted		Weighted
		average		average
	Warrants	exercise		remaining
	outstanding	price	Expiry date	life (years)
		$

Balance, June 30, 2011	7,074,009	1.77		1.13
Expired	(1,997,459)	1.80
Exercised	(3,750)	1.80
Balance, June 30, 2012	5,072,800	1.76	December 23, 2012	0.48
Expired	(5,072,800)		December 23, 2012
Balance, June 30, 2013	-	-	-	-

On September 13, 2010, Kimber announced the extension of the expiry date of the warrants issued in connection with its private placement financing which closed on September 24, 2008. The expiry date of the warrants to purchase 1,997,459 common shares at a purchase price of $1.80 per share expiring on September 24, 2010 was extended to September 24, 2011. The value attributed to the warrant extension was not material. These warrants expired unexercised on September 24, 2011.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

9.	Equity and share capital (continued)

(e)	Private placements

(i)

On July 26, 2011, Kimber announced the closing of a bought deal private placement. Kimber issued 5,060,000 common shares at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds. Total share issue costs of $655,867 were incurred related to the private placement, which includes the commission of $526,240 and other share issue costs of $129,627.

10.	Income taxes

(a)

Income tax expense reported differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to the Company, to the loss before the tax provision due to the following:

	2013	2012
	$	$

Loss before tax	(47,892,658)	(3,566,641)
Statutory tax rate	25.25%	25.75%
Expected income tax recovery	(12,092,896)	(918,000)

Changes attributable to:
Difference in tax rates between Canada and foreign jurisdictions
	(1,658,797)	(8,000)
Non-deductible expenses	2,543,143	127,000
Tax effect of tax losses and temporary differences not recognized
	11,107,571	783,000
Expiry of warrants	103,519	-
Share issuance costs	(117,000)	-
Difference between current and future tax rates	(19,711)	-
Tax impact of change in tax rates	(182,384)	-
Provision to return adjustments	316,555	16,000
Income tax expense	-	-

The British Columbia provincial corporate tax rate changed effective April 1, 2013, resulting in a change in the Company's statutory tax rate from 25.75 to 25.25%.

(b)	The significant components of deferred income tax assets (liabilities) are as follows:

	2013	2012
Deferred tax assets
Non-capital losses	5,059,177	14,144,647
	$5,059,177	14,144,647
Deferred tax liabilities
Mineral interests	(5,040,000)	(14,096,200)
Equipment	(19,177)	(48,447)
	$(5,059,177)	(14,144,647)

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

10.	Income taxes (continued)

(c)	The deductible temporary differences and unused tax losses of the Company are attributable to the following:

	2013	2012

Non-capital loss carryforward	57,992,020	17,838,601
Share issuance costs	1,272,639	1,418,660
Equipment	213,869	185,489
	$59,478,528	19,442,750

Deferred tax assets are recognized to the extent that the realization of the related tax benefits through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. No deferred tax assets were recognized during the year ended June 30, 2013 and June 30, 2012.

(d)	Expiry dates of unused tax losses

At June 30, 2013, the Company has non-capital operating losses of approximately $19,694,000 (2012 - $17,895,000) for deduction against future taxable income in Canada. The operating losses expire as follows:

$

2014	1,132,000
2025	1,244,000
2026	1,805,000
2027	3,346,000
2028	2,202,000
2029	1,443,000
2030	1,676,000
2031	1,907,000
2032	1,878,000
2033	3,061,000
19,694,000

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

10.	Income taxes (continued)

(d)	Expiry dates of unused tax losses (continued)

At June 30, 2013, the Company has losses of approximately $56,365,000 (2012 - $42,617,000) for deduction against future taxable income in Mexico. These losses expire as follows:

$

2013	1,289,000
2014	4,192,000
2015	5,815,000
2016	10,266,000
2017	9,394,000
2018	4,029,000
2019	5,658,000
2020	675,000
2021	15,047,000
56,365,000

Tax losses in Mexico have been calculated according to tax laws which are substantively enacted as at June 30, 2013. The Company has not recognized losses where uncertainty exists with respect to the recognition of these losses.

11.	Capital risk management

The capital structure of Kimber consists of a short term loan and equity attributable to common shareholders comprising share capital, share option reserve, warrant reserve and deficit. Total capital as at June 30, 2013 was $14,840,334 (June 30, 2012 - $61,985,816). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to maintain adequate capital resources to safeguard Kimber’s ability to continue as a going concern, to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, to maintain and enhance investor, creditor and market confidence, to sustain future development of the business, and to provide returns to shareholders and benefits for other stakeholders.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

12.	Financial instruments

(a)	Categories of financial instruments

		June 30,	June 30,
	Classification	2013	2012
		$	$
Financial assets
Cash and cash equivalents	Loans and receivables	897,112	1,546,363
Trade and other receivables	Loans and receivables	305,383	1,417,756
Total financial assets		1,202,495	2,964,119

Financial liabilities
Trade and other payables	Other liabilities	340,113	822,827
Short term loan	Loan	4,667,247	-
Total financial liabilities		5,007,360	822,827

(b)	Fair value

The fair value of the Company’s financial instruments approximates their carrying value as at June 30, 2013 because of the demand nature or short-term maturity of these instruments.

(c)	Financial risk management objectives and policies

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, trade and other payables and a short term loan. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or U.S. dollars. The fluctuation of the U.S. dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the equity. Kimber does not currently hedge its exposure to foreign exchange movements.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

12.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(i)	Currency risk (continued)

Kimber’s monetary assets are held in Canadian dollars, United States dollars and Mexican pesos. A 5% change in the U.S. dollar and Mexican peso will affect Kimber as is indicated in the following table.

	Years ended June 30,
	2013	2012
	$	$

Change in loss
United States dollar	845	4,380
Mexican pesos	9,913	64,529

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and trade and other receivable. The maximum risk exposure is limited to their carrying amounts at the date of the statement of financial position. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. Other than discussed in Note 5, there is no indication at this time that the IVA amounts will not be collected in full.

(iii)	Liquidity risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due (Note 1). Kimber attempts to ensure that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

12.	Financial instruments (continued)

(c)	Financial risk management objectives and policies (continued)

(iii)	Liquidity risk (continued)

	Less than
	1 month	1-3 months	4-12 months	Total
	$	$		$
At June 30, 2013
Trade and other payables	140,931	199,182	-	340,113
Short term loan	50,959	100,274	5,146,301	5,297,534

At June 30, 2012
Trade and other payables	534,554	288,273	-	822,827

13.	Supplemental cash flow information

Non-cash financing and investing activities

In the years ended June 30, 2013 and 2012, the Company incurred the following non-cash investing and financing transactions.

	Year ended June 30,
	2013	2012
	$	$

Amortization capitalized to mineral interests	85,793	94,676
Transfer of share option reserve upon exercise of stock options	-	77,306
Transfer of warrants reserve upon exercise of warrants	-	558
Loan facility costs paid in shares	450,000	-

14.	Commitments for expenditures

Operating lease

Kimber leases its premises in Vancouver under a short term operating lease on a month to month basis cancellable by either party providing 60 days written notice to the other party. At June 30, 2013, the Company is obligated to make $6,600 in basic rental payments under the lease for the year ended June 30, 2014. In addition Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

15.	Compensation of key management personnel

The remuneration of directors and other members of key management is as follows:

	2013	2012
	$	$

Management salaries and director's fees	995,000	928,000
Management bonus payments	-	170,000
Other management benefits	24,000	10,000
Share based compensation	285,000	738,000
	1,304,000	1,846,000

The remuneration of directors and key executives is recommended by the Compensation Committee and approved by the Board of Directors having regard to the performance of individuals and market trends.

16.	Subsequent events

a)

On July 22, 2013 Kimber announced that it had filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock on the NYSE MKT LLC.

b)

On September 25, 2013 Invecture Group, S. A. de C. V. (“Invecture Group”) and Kimber Resources Inc. (“Kimber”) entered into a support agreement (the ”Support Agreement”), pursuant to which Invecture Group has agreed, subject to the terms and conditions of the Support Agreement, to make an offer to acquire all of the outstanding common shares of Kimber for C$0.15 in cash per share by way of a take-over bid (the “Offer”).

The Support Agreement further provides that Invecture Group will purchase 20,000,000 common shares of Kimber at a price of C$0.10 per share for gross proceeds of C$2,000,000 (the “Placement”). The proceeds of the Placement will be used for working capital and general corporate purposes. The Placement is subject to a number of standard conditions including the approval of the TSX, and is to close as soon as practicable after these conditions have been met and in any event no later than October 2, 2013. The common shares to be issued to Invecture Group pursuant to the Placement will be subject to a four month hold period from the date of their issuance.

Pursuant to the Support Agreement, Kimber may not solicit other acquisition proposals, but it is entitled to consider unsolicited acquisition proposals made by third parties and accept superior proposals in accordance with the terms of the Support Agreement. Invecture Group has the right to match any acquisition proposal received by Kimber that constitutes a superior proposal. The Support Agreement provides for the payment by Kimber to Invecture Group of a termination fee of C$500,000 in certain circumstances, including in the event that Kimber gives notice to terminate the Support Agreement in order to enter into a superior proposal.

The Offer will be subject to certain customary conditions, including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Kimber common shares that represents at least 66⅔% of the outstanding Kimber common shares then outstanding, excluding shares acquired by Invecture Group in the Placement, and there shall not have occurred any change, condition, event or development which has had, or which could reasonably be expected to have, a material adverse effect in respect of Kimber. Invecture Group may waive the conditions of the Offer in certain circumstances. The Offer is not subject to any financing condition.

Kimber Resources Inc.
Notes to the consolidated financial statements
June 30, 2013
(Stated in Canadian dollars)

17.	Approval of the financial statements

The consolidated financial statements of Kimber Resources Inc. for the year ended June 30, 2013 were approved and authorized for issue by the Board of Directors on September 24, 2013.